Exhibit (a)(5)(B)

MIC

125 West 55th Street	Telephone	+1 212 231 1000

New York, NY10019	Facsimile	+1 212 231 1828

United States	Internet	www.macquarie.com/mic

Media Release

MIC ANNOUNCES CONVERSION RATIO ADJUSTMENT TO CONVERTIBLE SENIOR NOTES DUE 2023

•	Conversion ratio increased to 162.9223 units

•	Increase reflects distribution related to Atlantic Aviation sale

NEW YORK, October 12, 2021 - Macquarie Infrastructure Holdings, LLC (NYSE: MIC) (the “Company”) announced an adjustment to the conversion ratio applicable to its 2.00% Convertible Senior Notes due 2023. The conversion ratio for the Notes increased to 162.9223 units per $1,000 of principal amount. The increase is effective October 8, 2021. The adjustment reflects the impact of the distribution to unitholders by the Company on October 7, 2021, related to the sale of its Atlantic Aviation business.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any Notes. The Notes are the subject of a repurchase offer being made only pursuant to the Fundamental Change Company Notice and Offer to Repurchase for Cash dated September 23, 2021, and the related materials that the Company has distributed to Note holders and filed with the Securities and Exchange Commission, including the amendment thereto filed today.

Note holders are encouraged to carefully read these documents before deciding whether to exercise their option to require the Company to purchase their Notes, as these documents contain important information regarding the details of the Company’s obligation to purchase the Notes. Holders of the Notes may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov or from the trustee, paying agent and conversion agent for the Offer to Repurchase, Wells Fargo Bank, National Association, by calling toll free at (800) 344-5128 or by email at bondholdercommunications@wellsfargo.com.

About MIC

MIC’s businesses consist of entities comprising energy services, production, and distribution in Hawaii. For additional information, please visit the MIC website at www.macquarie.com/mic.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.

For further information, please contact:

Investors Jay A. Davis Investor Relations MIC +1 212-231-1825	Media Lee Lubarsky Corporate Communications MIC +1 212-231-2638